Mail Stop 3561

				August 1, 2005

By Facsimile and U.S. Mail

Mr. Evan J. Griffith
Chief Executive Officer
Chugach Electric Association, Inc
5601 Electron Dr.
Anchorage, Alaska 99518

		Re:	Chugach Electric Association, Inc
			Form 10-K for the year ended December 31, 2004
			Filed March 31, 2005
			File No. 3-42125

Dear Mr. Griffith:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated July 21, 2005.
Our review resulted in the following accounting comments.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Patronage Capital (Equity)

1. We note your response to comment 5 of our letter dated July 7, 2005. You disclose in 2004 that you authorized the retirement of $3,126,560 of retail patronage and $125,000 for capital credits. Please clarify why the sum of such authorized amounts totaling $3,251,560 exceeds the $3,193,600 reflected as retirement of capital credits and estate payments as a financing cash outflow for the year ended December 31, 2004.

Notes to Financial Statements

Note 1 Description of Business and Significant Accounting Policies

2. We note your response to comment 7 of our letter dated July 7, 2005. Please include a more detailed description of your impaired assets and the facts and circumstances leading to the impairment as required by paragraph 26(a) of SFAS 144.

3. We note your response to comment 9 of our letter dated July 7, 2005. Your existing disclosure suggests you only record revenues on
an "as billed" basis.   Please clarify your disclosure to indicate
that you accrue for retail unbilled revenue. In doing so, please quantify the amounts of your unbilled revenues as required by Rule 5-
02 (3) of Regulation S-X.

Note  8.  Debt

4. We note your response to comment 12 of our letter dated July 7, 2005. You should provide current and maximum interest rates applicable to your auction rate series B bond in future filings. In this regard, we understand that the rate on such bonds is reset every
28 days such that a market rate is maintained. If otherwise, please clarify our understanding. If so, advise how the rate is determined and whether and how it results in the bonds fair value being equal to its face amount.

```````````````````````````````````````````````		If you have
any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosure issues may be directed to H. Christopher Owings, Assistant
Director, at (202) 551-3725.

                Sincerely,



		          Jim Allegretto
                                  Sr. Assistant Chief Accountant
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Mr. Evan J. Griffith
Chugach Electric Association, Inc.
August 1, 2005
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